

July 31, 2012

Via E-mail
Robert B. Pollock
Chief Executive Officer
Assurant, Inc.
One Chase Manhattan Plaza, 41st Floor
New York, New York 10005

　　　　Re:　　**Assurant, Inc.**
　　　　　　　Form 10-K for Fiscal Year Ended December 31, 2011
　　　　　　　Filed February 23, 2012
　　　　　　　Form 10-Q for the Fiscal Quarter Ended March 31, 2012
　　　　　　　Filed May 2, 2012
　　　　　　　File No. 001-31978

Dear Mr. Pollock:

　　　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　/s/ Jennifer Riegel for

　　　　　　　　　　　　Jeffrey Riedler
　　　　　　　　　　　　Assistant Director